                                                                   Exhibit 99(g)


[Coopers                                          Coopers & Lybrand L.L.P.
&Lybrand logo]                                    a professional services firm

Report of Independent Accountants

To the Board of Directors and Stockholders of Atlas Copco North America Inc.:

We have audited the accompanying consolidated balance sheets of Atlas Copco North America Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlas Copco North America Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                        /s/ Coopers & Lybrand L.L.P.

Parsippany, New Jersey
January 27, 1997

    Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------
(In thousands, except share information)                  1996           1995
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                              $     --       $       --
Accounts and notes
  receivable - net                                        160,353        161,464
Receivables from affiliates                                20,141         15,230
Inventory - net                                           168,600        172,103
Prepaid expenses and other current assets                  15,629         16,074
Deferred income taxes                                      26,444         21,201
                                                       ----------     ----------
Total Current Assets                                      391,167        386,072
                                                       ----------     ----------

FIXED ASSETS:
Rental fleet - net                                         36,455         28,966
Property, plant and equipment - net                       158,985        148,827
                                                       ----------     ----------
Total Net Fixed Assets                                    195,440        177,793
                                                       ----------     ----------

OTHER NON-CURRENT ASSETS:
Excess of cost over net assets
  acquired, patents and trademarks - net                  442,133        454,656
Deferred income taxes                                      29,524         33,974
Investment in unconsolidated
  companies                                                 8,083          8,204
Deferred pension cost                                        --            3,248

Accounts and notes receivable and other
  assets                                                    3,036          2,671
                                                       ----------     ----------
Total Other Non-current Assets                            482,776        502,753
                                                       ----------     ----------
TOTAL                                                  $1,069,383     $1,066,618
                                                       ==========     ==========

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
(In thousands, except share information)             1996           1995
--------------------------------------------------------------------------------

LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank borrowings                            $   22,170     $   27,171
Accounts payable and accrued expenses                    160,580        143,222
Amounts due to affiliates                                176,878        136,201
                                                      ----------     ----------
Total Current Liabilities                                359,628        306,594
                                                      ----------     ----------
NON-CURRENT LIABILITIES:
Pension obligations                                       22,493         17,553
Postretirement benefit obligations                        31,744         32,111
Deferred income taxes                                     34,569         35,065
Minority interest                                          5,024          4,212
Amounts due to affiliates                                300,000        350,000
Other non-current liabilities                             27,406         28,477
                                                      ----------     ----------
Total Non-Current Liabilities                            421,236        467,418
                                                      ----------     ----------
STOCKHOLDERS' EQUITY:
Preferred stock, no par value;
  shares authorized 50,000; shares issued
  and outstanding, 1996-0; 1995-35,506                      --          130,000

Common stock, no par value;
  shares authorized 100,000; shares
  issues and oustanding, 1996-48,294;
  1995-35,506                                            255,730        125,730
                                                      ----------     ----------
Adjustment to recognize minimum pension
  liability                                               (7,834)        (6,142)
Cumulative translation adjustment                           (403)           970
Paid-in capital                                            8,232          8,232
Retained earnings                                         32,794         33,816
                                                      ----------     ----------
Total Stockholders' Equity                               288,519        292,606
                                                      ----------     ----------
TOTAL                                                 $1,069,383     $1,066,618
                                                      ==========     ==========

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------
(In thousands)                                             1996         1995
--------------------------------------------------------------------------------

NET SALES & EQUIPMENT
     RENTALS                                            $ 1,130,818   $ 841,678

COSTS AND EXPENSES:
Cost of sales                                               868,047     649,277
Selling and administrative expenses                         193,056     137,044
Relocation charge                                            12,800        --
                                                        -----------   ---------

Total Costs and Expenses                                  1,073,903     786,321
                                                        -----------   ---------

OPERATING PROFIT                                             56,915      55,357

EQUITY IN EARNINGS OF
     UNCONSOLIDATED COMPANIES                                 1,133         714

INTEREST INCOME & OTHER (EXPENSE)
     INCOME - NET                                            (5,365)     (1,073)

INTEREST EXPENSE                                            (35,713)    (22,190)
                                                        -----------   ---------
INCOME BEFORE INCOME TAXES
     AND MINORITY INTEREST                                   16,970      32,808

INCOME TAXES                                                (14,645)    (17,121)

MINORITY INTEREST                                            (1,347)       (894)
                                                        -----------   ---------


NET INCOME                                                      978      14,793

RETAINED EARNINGS, BEGINNING
     OF YEAR                                                 33,816      21,023

DIVIDENDS                                                    (2,000)     (2,000)
                                                        -----------   ---------

RETAINED EARNINGS, END OF YEAR                          $    32,794   $  33,816
                                                        ===========   =========

See notes to consolidated financial statements.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------
(In thousands)                                             1996         1995
--------------------------------------------------------------------------------

Cash flows from operating activities:

Net Income                                              $       978   $  14,793
    Adjustments to reconcile net income
    to net cash provided by operations:

Charges (credits) not impacting cash:


    Depreciation and amortization                            44,173      30,911
    Recognition of deferred income                             --          (667)
    Equity in earnings of unconsolidated
         companies, net of dividends                           (844)       (299)
    Loss (gain) on sale of fixed assets                          54        (290)
    Deferred income taxes                                    (1,288)      4,507
    Relocation charge                                        11,000        --

Changes in assets and liabilities net of effects of acquisition:


    Increase in accounts and notes receivable               (19,107)    (44,917)
    Increase in receivables from affiliates                  (4,911)       (618)
    Decrease (increase) in inventory                          3,016     (13,001)
    Increase in accounts and
         notes receivable - non-current                        (375)       (123)
    Decrease (increase) in prepaid expenses and
         other current assets                                   248      (3,116)
    Increase in other non-current assets                       (136)       --
    (Decrease) increase in accounts payable and
         accrued expenses                                      (392)     33,493
    Increase (decrease) in amounts due to
         affiliates - trade                                   5,414      (5,533)
    Increase in pension and postretirement
         obligations                                            432       1,234
    Increase in other non-current liabilities                   213       1,600
                                                            -------     -------

Net cash provided by operations                              38,475      17,974
                                                            -------     -------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
(In thousands)                                             1996         1995
--------------------------------------------------------------------------------

Cash flows from investing activities:

     Purchase of fixed assets                               (55,422)    (28,961)
     Proceeds from sale of fixed assets                       5,359       3,501
     Acquisition, net of cash acquired                         --      (570,205)
                                                        -----------   ---------
     Net cash used in investing activities                  (50,063)   (595,665)
                                                        -----------   ---------

Cash flows from financing activities:

     Proceeds from issuance of preferred stock                 --       130,000
     Payments on short-term borrowings with
         affiliates                                        (297,617)   (404,060)
     Proceeds from short-term borrowings with
         affiliates                                         343,617     456,710
     Proceeds from short-term bank borrowings                90,564      90,513
     Payments of short-term bank borrowings                 (95,412)    (68,461)
     Proceeds from long-term borrowings with affiliates        --       350,000
     Payments on long-term borrowings with affiliates       (50,000)       --
     Proceeds from sale of receivables                       20,525      20,609
     Cash dividend paid                                      (2,000)     (2,000)
     Payments under capitalized lease obligations              (115)     (3,765)
                                                        -----------   ---------

Net cash provided by financing activities                     9,562     569,546
                                                        -----------   ---------

     Effect of exchange rate changes on cash                  2,026         719
                                                        -----------   ---------

Net decrease in cash and cash equivalents                      --        (7,426)

Cash and cash equivalents at beginning of year                 --         7,426
                                                        -----------   ---------

Cash and cash equivalents at end of year                $      --     $    --
                                                        ===========   =========

Cash paid during the year for:

     Income taxes                                       $     8,541   $  10,538
                                                        ===========   =========

     Interest                                           $    43,615   $   8,827
                                                        ===========   =========

See notes to consolidated financial statements for additional non-cash financing activities.

ATLAS COPCO NORTH AMERICA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
(Amounts in thousands, except share information)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation and Preparation - Atlas Copco North America Inc. (the "Company" or "ACNA") is owned by Atlas Copco AB ("ACAB") and Atlas Copco Airpower n.v. ("ACA"), a wholly owned subsidiary of ACAB. ACAB and ACA own 73.5% and 26.5% of the outstanding common shares of ACNA, respectively. In December, 1996, ACNA effected a recapitalization whereby 12,788 shares of common stock were issued for 100% of the outstanding preferred stock of ACNA, eliminating the outstanding preferred stock. The preferred shares were issued to ACA in September, 1995, in connection with the acquisition of Esstar Inc., and had a liquidation preference to ACA of $130 million.

     The Company is engaged primarily in the manufacture, sale, and rental of a diversified line of equipment, geographically disbursed, principally in the United States. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Investments in less than majority owned subsidiaries and affiliates are accounted for by the equity method.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals ("GAAP") requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual amounts may differ.

     Foreign Currency Transactions and Translations - The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No.
     52. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Sales and expense items are translated at the average exchange rates prevailing during the period. Resulting translation adjustments are included in stockholders' equity.

     Gains and losses arising from the settlement of foreign currency transactions and year-end valuation of foreign-denominated receivables and payables are included in cost of sales and other income/expense in the accompanying Consolidated Statements of Operations and Retained Earnings and amounted to a net loss of $3,831 and $1,324 and 1996 and 1995, respectively.

     Revenue Recognition - Revenue is generally recognized when title passes to the customer. Fulfillment of certain contracts can span several months; revenue on such contracts is primarily recognized on the completed contract basis. Revenue is recognized under the percentage-of-completion method for contracts relating to the manufacture of tunnel boring equipment. Such contracts require estimates to determine the appropriate cost and revenue recognition. Current estimates of costs and revenues under the percentage of completion method may be revised as additional information becomes available. Unearned interest related to conditional sales contracts (installment sales) is netted against accounts receivable and amortized to income over the contract period. Rental income arising from operating equipment leases is accrued using the straight-line method.

     Cash and Cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

     Inventory - Inventories are valued at the lower of cost or market. Cost is determined principally by the last-in, first out ("LIFO") method.

     Rental Fleet - The rental fleet, which consists primarily of compressors leased under operating leases, is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (three to twelve years). Depreciation expense aggregated $10,952 and $10,734 in

     1996 and 1995 respectively. Accumulated depreciation at December 31, 1996 and 1995 aggregated $57,196 and $49,478 respectively. Maintenance and repairs are charged to operations as incurred. Expenditures which increase productive capacity or extend the life of the rental fleet equipment leased under operating leases are capitalized.

     Property, Plant and Equipment - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (three to forty years). Depreciation expense aggregated $20,698 and $13,098 in 1996 and 1995, respectively. Maintenance and repairs are charged to operations as incurred. Expenditures which increase productivity or extend the life of an asset are capitalized.

     Goodwill and other intangibles - Goodwill represents the excess of cost over the fair value of assets acquired and liabilities assumed related to acquisitions by the Company. Goodwill and other intangibles are being amortized, on a straight-line basis, over ten to forty years. Accumulated amortization aggregated $52,464 and $39,941 at December 31, 1996 and 1995, respectively.

     The recoverability of long term assets, including goodwill is evaluated based upon operating results and other changes in the business or business environment. Should operating results or changes in the business or business environment indicate potential impairment, the Company will evaluate whether impairment exists based upon expected future cash flows.

     Income Taxes - Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets whose realization is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management's assessment of the recoverability of the related assets.

     Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental U.S. taxes, if any, that will arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested.

     Research and Development Costs - Research and development costs are charged to expense in the period in which the costs are incurred and amounted to approximately $24,306 and $15,623 and 1996 and 1995, respectively.

     Relocation Charge - In the second quarter of 1996 the Company recorded a charge of $12,800 related to its decision to relocate its Chicago Pneumatic Tool Company ("CP") headquarters from Utica, New York, to a new facility in Rock Hill, South Carolina. The significant components of the charge recorded in 1996 included employee termination benefits - $9,200; asset write-offs - $2,400; and other - $1,200. Of the $12,800 charge recorded in the second quarter, approximately $1,800 has been paid through the end of the year, and as a result the Company has a current liability of $5,111 and a long term liability of $5,889 recorded at December 31, 1996, for the remainder of the charge to be incurred subsequent to 1996.

     Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

2.   ACQUISITIONS AND DIVESTITURES

     On August 1, 1995, the Company acquired 100% of the outstanding shares of Esstar Inc. (Esstar), for $570.2 million. Esstar owns 100% of Amstar Corporation which owns 100% of Milwaukee Electric Tool Corporation (METCO) and Milrem, Inc. (Milrem). METCO is a manufacturer of electric tools, primarily for the professional contractor market. Milrem is a corporation that was formed in connection with a previous sale of a business by Esstar and exists solely for the purpose of completing an environmental remediation program in Connecticut. The acquisition was accounted for as a purchase, and the purchase price was assigned to the tangible and intangible assets acquired and liabilities assumed based on the fair market values at the date of the acquisition. The purchase price exceeded the amounts assigned to such net assets by approximately $390 million.

3.   ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable consist of the following:

     ---------------------------------------------------------------------------
     (In thousands)                                            1996         1995
     ---------------------------------------------------------------------------

     Accounts receivable                                 $ 162,022     $164,140
     Installment receivables                                 2,431        1,956
     Notes receivable                                        1,208          433
                                                         ---------     --------
                                                           165,661      166,529

     Non-current portion                                    (1,682)      (1,414)
     Allowance for doubtful accounts                        (3,626)      (3,651)
                                                         ---------     --------
     Accounts and notes receivable - net                 $ 160,353    $ 161,464
                                                         =========    =========

     During 1996 and 1995, a subsidiary of the Company sold receivables with full recourse. The proceeds and related gains for the sale of these receivables were $20,525 and $50 in 1996 and $20,609 and $72 in 1995, respectively.

     The total amount of receivables sold with recourse, which are outstanding at December 31, 1996, amount to approximately $22,352, for which the company has allowances to cover the estimated exposure under the recourse provisions.

4.   INVENTORY

     Inventory consists of the following:

     ---------------------------------------------------------------------------
     (In thousands)                                            1996         1995
     ---------------------------------------------------------------------------

     Raw materials, component parts
         and work-in-progress                            $ 111,302     $109,260
     Finished goods                                         94,761       94,657
     Allowance for excess and obsolete inventories          (8,424)      (7,229)
     LIFO reserve                                          (16,773)     (11,781)
                                                         ---------     --------
                                                           180,866      184,907

     Progress billings                                     (12,266)     (12,804)
                                                         ---------     --------
     Inventory - net                                     $ 168,600    $ 172,103
                                                         =========    =========

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

     ---------------------------------------------------------------------------
     (In thousands)                                         1996         1995
     ---------------------------------------------------------------------------

     Land and land improvements                          $   9,223    $   9,784
     Buildings and building improvements                    50,448       45,776
     Machinery and equipment                               165,783      145,889
     Office furniture and fixtures                          13,225       15,423
     Construction in progress                               11,669        8,522
                                                         ---------     --------
                                                           250,348      225,394

     Accumulated depreciation                              (91,363)     (76,567)
                                                         ---------     --------
     Property, plant and equipment - net                 $ 158,985    $ 148,827
                                                         =========    =========

6.   BANK BORROWINGS

     Included in short-term bank borrowings are notes and loans which are payable under available lines of credit maintained in the U.S., as well as short-term borrowings by foreign subsidiaries through local banks. Where borrowings are made on a discounted basis, the discount is amortized over the term of the loan on a straight-line basis. The average rate on outstanding borrowings was 7.67% and 7.32% at the end of 1996 and 1995, respectively. The Company's lines of credit may be withdrawn at the discretion of the banks and do not require commitment fees or compensating balance arrangements. The Company has $100 million of available line of credit, of which $17 million was utilized at December 31, 1996. Included in other non-current liabilities at December 31, 1996 and 1995 are $1,823 and $2,398, respectively, of long-term borrowings of a foreign subsidiary. The outstanding amounts relate principally to term loans payable through March, 2001. Such borrowings bear interest rates from 12% to 15.5%.

7.   INCOME TAXES

     The domestic and foreign components of the provision for income taxes are as follows:

     ---------------------------------------------------------------------------
     (In thousands)                                            1996         1995
     ---------------------------------------------------------------------------

     Current:

         Federal                                           $ 9,420      $ 6,576
         State                                               4,478        3,902
         Foreign                                             2,035        2,136
                                                           -------      -------
         Total Current                                      15,933       12,614
                                                           -------      -------

     Deferred:

         Federal and State                                  (1,290)       4,367
         Foreign                                                 2          140
                                                           -------      -------

         Total Deferred                                     (1,288)       4,507
                                                           -------      -------

     Total Provision for Income Taxes                      $14,645      $17,121
                                                           =======      =======

     The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate of 35% due to the following:

     ---------------------------------------------------------------------------
     (In thousands)                                         1996         1995
     ---------------------------------------------------------------------------

     Federal income taxes at statutory rate                 $ 5,940      $11,483
     Goodwill amortization and other permanent items          5,064        2,565
     State income taxes less federal income tax effect        2,891        2,536
     Other - net                                                750          537
                                                            -------      -------

     Provision for income taxes                             $14,645      $17,121
                                                            =======      =======

     The Company and its wholly owned U.S. subsidiaries file a consolidated federal income tax return. The Company's federal tax provision is shown net of tax credits. As of December 31, 1996, the Company has tax carryforwards relating to foreign tax of $793, which expire in years 1999 through 2002. The foreign tax credit carryforward has been offset by a $242 valuation allowance. The Company also has approximately $4,372 of U.S. net operating loss carryforwards which expire in years through 2004 that are subject to limitations under provisions of the Internal Revenue Code. In addition, the Company has approximately $769 of state net operating loss carryforwards. As a result of the acquisition of Atlas Copco Robbins Inc. ("ACR"), the Company has additional carryforwards relating to foreign tax credits of approximately $607, research and development credits of $383, alternative minimum tax credit carryforward of approximately $79, investment tax credit carryforwards of approximately $15 and a net operating loss carryforward of $874, all of which are limited to the separate company tax liability of ACR and by Internal Revenue Code Section 382. In addition, as a result of the METCO acquisition, the company has additional federal net operating loss carryforwards of $19,430 which expire in years through 2009 and is limited to the separate company tax liability of METCO and by Internal Revenue Code Section 382 and state net operating loss carryforward of $85,460. The METCO state carryforward, as well as the ACR NOL and tax credit carryforwards, have been offset by a 100% valuation allowance.

     As of December 31, 1996, no provision has been made for deferred income taxes on approximately $2,493 of undistributed earnings of its foreign subsidiaries which are permanently reinvested. The Company also has a federal capital loss carryforward of $869, which can be used only against capital gains and expires in 1997. The federal capital loss carryforward has been offset by a 100% valuation allowance.

     Deferred income taxes reflect (a) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes,
     (b) the net tax effects of operating losses and (c) tax credit carryforwards. The effects of significant items comprising the Company's net deferred tax asset and liability as of December 31, 1996 and 1995 are as follows:

     ---------------------------------------------------------------------------
     (In thousands)                                         1996         1995
     ---------------------------------------------------------------------------

     Deferred Tax Assets

     Current deferred taxes:
         Accounts receivable reserves                   $  1,332       $  1,178
         Warranty reserves                                 5,469          5,431
         Employee benefits                                 4,477          4,646
         Other current assets                              8,258          6,996
         Relocation reserve                                3,860           --
         Foreign reserve                                     158            188
         Inventory reserves                                6,933          6,805
         Valuation allowance                              (4,043)        (4,043)
                                                        --------       --------
         Net Current                                      26,444         21,201
                                                        --------       --------

     Non-current deferred taxes:
         Domestic net operating loss
              carryforwards (expiring
              through 2009)                                8,636         11,895
         Other non-current assets                          1,414          3,018
         Tax credit carryforwards
              (Foreign, AMT & R&D)                         3,033          4,320
         Federal capital loss carryforward                   304            366
         State net operating loss                          7,106          8,206
         Employee benefits                                 4,082          3,524
         Postretirement benefit
              obligations                                 13,886         12,915
         Valuation allowance                              (8,937)       (10,270)
                                                        --------       --------
         Net Non-Current                                  29,524         33,974
                                                        --------       --------

     Net Deferred Tax Asset                             $ 55,968       $ 55,175
                                                        ========       ========

    Deferred Tax Liabilities

    Non-Current deferred taxes:
         Fixed assets and intangible assets             $ 23,988       $ 24,361
         LIFO reserve                                      8,725          8,834
         U.S. tax on unrepatriated earnings                  832            789
         Basis of foreign subsidiaries                       321            338
         Foreign liabilities                                 703            743
                                                        --------       --------

     Total Deferred Tax Liability                       $ 34,569       $ 35,065
                                                        ========       ========

     The Company has recorded a deferred tax asset of $19,079 relating to net operating loss and tax credit carryforwards, before a valuation allowance of $8,937. Realization of the Company's deferred tax asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

     The Company has certain tax contingencies. Management believes the Company has adequate accruals. However, events and circumstances may change in the near term, which could require an adjustment to the accruals.

8.   PENSION AND OTHER BENEFIT PLANS

     The Company sponsors a defined benefit pension plan for substantially all of its U.S. subsidiaries except CP, ACR and METCO (the "Plan"). Substantially, all employees of the included entities are eligible to participate in the Plan. Effective January 1, 1995, Uniroc Inc. became a member of the Plan. Benefits under the defined benefit pension plan are based upon years of service and compensation levels. In addition, CP sponsors several defined benefit pension plans for employees who are members of various unions. Benefits under the defined benefit pension plans are based upon years of service and terms included in the related collective bargaining agreements.

     Net periodic pension cost for 1996 and 1995 for the Plan consisted of the following components:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Service cost - benefits earned during
       the period                                          $ 2,500      $ 2,263
     Interest cost on projected benefit obligation           2,983        3,031
     Actual return on plan assets                           (6,156)      (8,902)
     Net amortization and deferral                           2,411        5,747
                                                           -------      -------
     Net periodic pension cost                             $ 1,738      $ 2,139
                                                           =======      =======

     The funded status of the Plan at December 31, 1996 and 1995 is as follows:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Actuarial present value of -
       Vested benefit obligation                          $(33,208)    $(32,547)
                                                          ========     ========
       Accumulated benefit obligation                     $(34,136)    $(33,499)
                                                          ========     ========
     Projected benefit obligation                         $(43,986)    $(43,583)
     Plan assets at market value                            46,849       42,579
                                                          --------     --------
     Plan assets over (under)
       projected benefit obligation                          2,863       (1,004)

     Unrecognized net gain                                 (13,271)      (7,552)
     Unrecognized prior service cost                           566          611
     Unrecognized transition asset                          (1,621)      (1,807)
                                                          --------     --------
     Accrued pension cost in the
       Company's balance sheet                            $(11,463)     $(9,752)
                                                          ========      =======

     The benefit obligation for 1996 and 1995 was determined using an assumed discount rate of 7.5% and 7%, respectively. An assumed long-term rate of compensation increase of 4.75% and 5.0% was used for 1996 and 1995, respectively. The assumed long-term rate of return on plan assets was 8.5% for 1996 and 8% for 1995. Plan assets consist principally of stocks and bonds.

     Net periodic pension cost for 1996 and 1995 for the CP plans consisted of the following components:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Service cost - benefits earned during
       the period                                          $   379      $   310
     Interest cost on projected benefit obligation           2,855        3,027
     Actual return on plan assets                           (2,440)      (5,403)
     Net amortization and deferral                             563        3,543
     One time charge - plant closing                         5,889           --
                                                           -------      -------
     Net periodic pension cost                             $ 7,246      $ 1,477
                                                           =======      =======

     The one time charge - plant closing noted above, has been recorded in the Consolidated Statement of Operations and Retained Earnings as a component of the relocation charge and the remainder of the net periodic pension cost is recorded within cost of sales and selling and administrative expenses.

     The funded status of the CP plans at December 31, 1996 and 1995 is as follows:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Actuarial present value of -
       Vested benefit obligation                          $(49,238)    $(41,674)
                                                          ========     ========
       Accumulated benefit obligation                     $(49,238)    $(43,322)
                                                          ========     ========

     Projected benefit obligation                         $(49,238)    $(43,322)
     Plan assets at market value                            37,210       34,681
                                                          --------     --------
     Projected benefit obligation over plan assets         (12,028)      (8,641)
     Unrecognized net loss                                   7,834        6,142
     Unrecognized prior service cost                            --        1,667
     Unrecognized transition obligation                         --        1,581
     Adjustments required to recognize minimum
       liability:
       Deferred pension cost                                    --       (3,248)
       Stockholders' equity                                 (7,834)      (6,142)
                                                          --------     --------
                                                            (7,834)      (9,390)
                                                          --------     --------
     Accrued pension cost in the
       Company's balance sheet                            $(12,028)     $(8,641)
                                                          ========     ========

     The benefit obligation for 1996 and 1995 was determined using an assumed discount rate of 7.5% and 7%, respectively. The assumed long-term rate of return on plan assets for 1996 and 1995 was 7.5% and 7%, respectively. Plan assets consist principally of stocks and bonds.

     In addition to the aforementioned pension plans, the Company contributes to qualified 401(k) plans which cover substantially all non-union employees. Company contributions during 1996 and 1995 totaled $1,850 and $1,592, respectively. METCO has a profit sharing plan for substantially all of its employees. Expense for this plan amounted to approximately $10,214 in 1996 and $4,503 for the period August 1, 1995 through December 31, 1995. Additionally, one of the Company's subsidiaries participates in several multi-employer defined benefit pension plans. Amounts charged to pension cost and contributed to these plans in 1996 and 1995 totaled $848 and $815, respectively.

9.   POSTRETIREMENT BENEFIT OBLIGATIONS

     The Company provides postretirement health care and other benefits to its eligible United States retirees and their dependents. Eligibility for benefits depends upon age and years of service.

     Net periodic postretirement benefit cost for 1996 and 1995 consisted of the following components:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Service cost                                          $   726      $   686
     Interest cost                                           2,198        2,075
     Unrecognized prior service cost                            (7)          50
     Unrecognized net (gain) loss                             (785)          25
                                                           -------      -------
                                                           $ 2,132      $ 2,836
                                                           =======      =======

     The postretirement benefit obligation for 1996 and 1995 consisted of the following components:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Accumulated postretirement benefit obligation
       Retirees                                            $19,180      $20,139
       Fully eligible active plan participants               3,981        6,095
       Other active plan participants                        7,392        7,620
                                                           -------      -------
     Total accumulated postretirement
       benefit obligation                                   30,553       33,854
     Unrecognized net gain (loss)                            3,085         (114)
     Unrecognized prior service cost                           192         (347)
                                                           -------      -------
     Accrued postretirement benefit cost                   $33,830      $33,393
                                                           =======      =======

     The estimated current portion of the above liability is included in accounts payable and accrued expenses. The accumulated postretirement benefit obligation for 1996 and 1995 was determined using a weighted average discount rate of 7.5% and 7%, respectively. Other than CP, for measurement purposes, a 9.5% pre-65 and a 7.5% post-65 annual increase in per-capita costs of health care benefits were assumed for 1997 to 1998 gradually declining by 1% per year thereafter, until they reach a constant annual rate of 5.5%. For CP, a 9.8% annual increase in per-capita costs of health care benefits was assumed for 1996 to 1997 gradually declining to 5.1% over an eight year period. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $3,777 at December 31, 1996 and increase the aggregate of total service cost and interest cost components of net periodic postretirement benefit cost for 1996 by $417.

10.  TRANSACTIONS WITH AFFILIATES

     The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of that Group (see note 1).

     Amounts due to affiliates include short-term debt and trade purchases. A portion of the Company's short-term debt is funded by ACAB. The short-term borrowings at the end of 1996 and 1995 were $158,038 and $122,831, respectively, including accrued interest. Total interest paid for these borrowings was $12,372 in 1996 and $7,048 in 1995. The average interest rates for the outstanding borrowings at year end were 6.19% in 1996 and 5.99% in 1995.

     Amounts due to affiliates (long-term) relates to borrowings from ACAB at the end of 1996 totaling $300 million. The carrying value of such borrowings approximates fair value. Such amount matures as follows: $100 million in 1998, $135 million in 2000 and $65 million in 2002. The average interest rate for the outstanding borrowings at December 31, 1996 and 1995 was 6.72% and 6.65%, respectively. Interest was accrued on the long-term debt from ACAB in 1996.

     Sales to affiliated companies of $123,150 and $84,369 in 1996 and 1995, respectively, are included in the accompanying consolidated financial statements.

     Inventory purchases from affiliated companies were $137,907 and $114,766 in 1996 and 1995, respectively. The majority of these purchases were made from affiliates in Belgium, Sweden and Canada. Purchases are payable in U.S. dollars.

     From time to time, the Company has negotiated agreements with certain affiliated companies to provide for the reimbursement of identifiable expenses incurred in assisting them in their expansion, warranty, research and development and various other programs in the Unites States. Accordingly, approximately $1,174 and $1,039 of such reimbursed expenses in 1996 and 1995, respectively, have been included as a reduction of expenses in the determination of operating results.

11.  LEASE TRANSACTIONS

     Rental and lease expense charged to operations by the Company under operating leases amounted to $6,728 and $5,483 in 1996 and 1995, respectively. These leases cover principally warehouses, offices and other facilities, and certain equipment. The Company has certain leases for property and equipment that are accounted for as capital leases.

     The Company's future minimum lease payments under noncancelable operating and capital leases having initial or remaining lease terms in excess of one year as of December 31, 1996 are as follows:

     Year                                                Operating       Capital
     ----                                                ---------       -------

     1997                                                  $ 5,922      $   119
     1998                                                    4,427           63
     1999                                                    2,210            5
     2000                                                    1,232           --
     2001                                                      727           --
     Thereafter                                                561           --
                                                           -------      -------
     Total minimum lease payments                          $15,079      $   187
                                                           =======
     Amount representing interest                                           (15)
                                                                        -------
                                                                        $   172
                                                                        =======

     The Company also leases (as lessor) compressors under operating lease agreements for periods of less than one year.

12.  INVESTMENTS IN UNCONSOLIDATED COMPANIES

     The Company has a 50% equity interest in Toku Hambai Kabushiki Kaisha of Japan, and a 35% equity interest in Revathi - CP Equipment, Ltd. The Company accounts for these less than majority owned investments using the equity method.

     Summary operating information for these investments for 1996 and 1995 are as follows:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Net sales                                             $97,112     $109,181
     Costs and expenses                                     92,694      105,618
     Income before income taxes                              4,418        3,563
     Net income                                              2,722        1,817
     Equity in net income                                    1,133          714
     Share of dividends                                        289          415

     Summary balance sheet information for these investments at December 31, 1996 and 1995 is as follows:

     ---------------------------------------------------------------------------
     (In thousands)                                          1996         1995
     ---------------------------------------------------------------------------

     Current assets                                        $28,489      $29,598
     Non-current assets                                      4,266        4,057
     Current liabilities                                    15,558       16,212
     Non-current liabilities                                   162          161

13.  GUARANTEES AND OTHER COMMITMENTS

     As of December 31, 1996, the Company had total available irrevocable letters of credit facilities of $86,390, of which $42,941 was outstanding. Of the $86,390, $55,000 relates to joint letters of credit/lines of credit facilities. To the extent that $55,000 of the letters of credit facilities are used, the availability under the Company's lines of credit (see note 6) is decreased and vice-versa. Such irrevocable commercial and standby letters of credit facilities support various agreements, leases and insurance policies.

     As of December 31, 1996, the Company has guaranteed approximately $787 which primarily covers a subsidiary's performance with respect to specific projects. A subsidiary of the Company has guaranteed a sister company's performance relating to a project in the amount of $6 million.

14.  LITIGATION

     The Company has been named co-defendant in a number of product liability legal actions, as well as certain employee discrimination actions. Also, the Company has been notified by a party that such party may assert a claim against the Company for non-performance under a contract, if the party is unsuccessful in negotiating a change order with the project owner. The claim, if asserted, could be significant.

     Based on the facts and circumstances of each of the individual actions and the unasserted claim, management is of the opinion that the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial statements of the Company.